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                                MISSION BANCORP
                              1330 TRUXTUN AVENUE
                         BAKERSFIELD, CALIFORNIA 93301
                                 (661) 859-2500




June 20, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Withdrawal of 8-A Filing
     Mission Bancorp
     File No. 000-49879

Ladies and Gentleman:

On June 20, 2002, the undersigned registrant made an 8-A filing, File No. 000-49879. This filing was made in error, as Mission Bancorp has fewer than 500 shareholders and is not required to register its shares under the Securities Exchange Act of 1934.

Pursuant to Rule 477 of the Securities Act of 1933, we respectfully request that the filing be withdrawn.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned or Debra L. Barbin of Gary Steven Findley & Associates, at (714) 630-7136.

                                        Respectfully submitted,

                                        MISSION BANCORP

                                        By: /s/ Richard E. Fanucchi
                                           --------------------------------
                                           Richard E. Fanucchi,
                                           President and CEO